CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2006 and 2005

(unaudited)

CATALYST PAPER CORPORATION

Consolidated Statements of Earnings and Retained Earnings	Three months ended June 30,		Six months ended June 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2006	2005	2006	2005
Sales	$469.6	$439.0	$925.9	$901.7
Operating expenses
Cost of sales	402.0	398.7	796.1	813.6
Selling, general and administrative	15.2	14.9	30.1	29.1
Amortization (note 3)	46.3	44.9	109.5	89.2
	463.5	458.5	935.7	931.9
Operating earnings (loss)	6.1	(19.5)	(9.8)	(30.2)
Foreign exchange gain (loss) on translation of long-term debt	31.6	(7.8)	31.2	(11.0)
Other income, net	0.5	2.8	0.5	3.7
Interest expense, net	(18.7)	(19.2)	(37.1)	(37.6)
Earnings (loss) before income taxes and non-controlling interest	19.5	(43.7)	(15.2)	(75.1)
Income tax expense (recovery)
Current	0.4	(0.4)	1.8	2.7
Future (note 4)	(24.8)	(13.4)	(37.6)	(26.3)
	(24.4)	(13.8)	(35.8)	(23.6)
Net earnings (loss) before non-controlling interest	43.9	(29.9)	20.6	(51.5)
Non-controlling interest	(1.5)	(0.1)	(1.8)	(0.3)
Net earnings (loss)	42.4	(30.0)	18.8	(51.8)
Retained earnings, beginning of period	75.2	102.6	98.8	124.4
Retained earnings, end of period	$117.6	$72.6	$117.6	$72.6

Basic and diluted earnings (loss) per share (in dollars)	$0.20	$(0.14)	$0.09	$(0.24)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	214.6

CATALYST PAPER CORPORATION

Consolidated Balance Sheets	June 30,	December 31,
(In millions of Canadian dollars)	2006	2005
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	$37.1	$–
Accounts receivable	241.2	246.7
Inventories	238.2	245.7
Prepaids and other	19.4	24.1
	535.9	516.5
Property, plant and equipment (note 3)	2,058.2	2,139.3
Other assets	36.1	40.1
	$2,630.2	$2,695.9

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$281.0	$279.4
Long-term debt (note 5)	822.1	861.9
Other long-term obligations	199.7	209.7
Future income taxes (note 4)	264.7	300.9
Deferred credits	23.2	24.3
	1,590.7	1,676.2

Shareholders’ equity

Share capital	913.6	913.6
Contributed surplus	8.3	7.3
Retained earnings	117.6	98.8
	1,039.5	1,019.7
	$2,630.2	$2,695.9

On behalf of the Board

Russell J. Horner	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION

Consolidated Statements of Cash Flows	Three months ended		Six months ended
	June 30,		June 30,
(Unaudited and in millions of Canadian dollars)	2006	2005	2006	2005

Cash flows provided (used) by

Operating
Net earnings (loss)	$42.4	$(30.0)	$18.8	$(51.8)
Items not requiring (providing) cash
Amortization	46.3	44.9	91.9	89.2
Impairment loss on property, plant and equipment (note 3)	–	–	17.6	–
Future income taxes (note 4)	(24.8)	(13.4)	(37.6)	(26.3)
Increase in other long-term obligations	9.1	6.6	17.9	10.4
Foreign exchange (gain) loss on translation of long-term debt	(31.6)	7.8	(31.2)	11.0
Non-controlling interest	1.5	0.1	1.8	0.3
Other	(14.5)	(0.6)	(7.5)	8.6
	28.4	15.4	71.7	41.4

Changes in non-cash operating working capital
Accounts receivable	7.8	11.0	5.5	5.5
Inventories	6.8	0.8	7.6	18.6
Prepaids and other	(0.7)	1.5	2.3	3.4
Accounts payable and accrued liabilities	4.3	3.0	0.9	(6.0)
	18.2	16.3	16.3	21.5
Cash flows provided by operating activities	46.6	31.7	88.0	62.9

Investing
Additions to property, plant and equipment	(17.5)	(34.5)	(29.3)	(45.9)
Proceeds from sale of property, plant and equipment	0.7	1.2	1.0	2.3
Increase (decrease) in other assets	–	(0.4)	0.9	(1.1)
Cash flows used by investing activities	(16.8)	(33.7)	(27.4)	(44.7)

Financing
Decrease in revolving loan	–	–	(6.5)	–
Deferred financing costs	–	0.1	–	0.1
Decrease in other long-term obligations	(8.3)	(8.2)	(17.0)	(16.4)

Cash flows used by financing activities	(8.3)	(8.1)	(23.5)	(16.3)

Cash and cash equivalents, increase (decrease) during period	21.5	(10.1)	37.1	1.9
Cash and cash equivalents, beginning of period	15.6	38.0	–	26.0
Cash and cash equivalents, end of period	$37.1	$27.9	$37.1	$27.9

Supplemental information
Income taxes paid	$0.8	$1.2	$3.0	$3.2
Net interest paid	18.2	19.3	36.4	37.6

CATALYST PAPER CORPORATION

Consolidated Business Segments
	Specialty
(Unaudited and in millions of Canadian dollars)	Papers	Newsprint	Pulp	Total

Three months ended June 30, 2006 (note 2)
Sales [1]	$218.6	$135.4	$115.6	$469.6
Amortization	22.9	11.9	11.5	46.3
Operating earnings (loss)	2.8	7.4	(4.1)	6.1
Additions to property, plant and equipment	9.6	5.5	2.4	17.5

Three months ended June 30, 2005 (note 2)
Sales [1]	$211.7	$127.1	$100.2	$439.0
Amortization	22.4	11.3	11.2	44.9
Operating earnings (loss)	2.1	1.4	(23.0)	(19.5)
Additions to property, plant and equipment	17.4	7.6	9.5	34.5

Six months ended June 30, 2006 (note 2)
Sales [1]	$439.4	$272.6	$213.9	$925.9
Amortization (note 3)	45.4	41.6	22.5	109.5
Operating earnings (loss)	9.4	(2.5)	(16.7)	(9.8)
Additions to property, plant and equipment	16.3	9.1	3.9	29.3

Six months ended June 30, 2005 (note 2)
Sales [1]	$437.8	$260.1	$203.8	$901.7
Amortization	45.4	22.1	21.7	89.2
Operating earnings (loss)	4.6	0.5	(35.3)	(30.2)
Additions to property, plant and equipment	23.6	10.5	11.8	45.9

[1]

Pulp sales are stated net of inter-segment pulp sales of $11.1 million for the three months ended June 30, 2006 ($10.2 million – three months ended June 30, 2005) and $22.6 million for the six months ended June 30, 2006 ($24.3 million – six months ended June 30, 2005).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of Canadian dollars, except where otherwise noted)

1.	Basis of Presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of variable interest entities where it has been determined that the Company is the primary beneficiary. All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2005, audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2005, audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated

2.	Segmented Information

The Company operates in three business segments:

Specialty Papers	- Manufacture and sale of groundwood specialty printing paper
Newsprint	- Manufacture and sale of newsprint
Pulp	- Manufacture and sale of long and short fibre pulp and kraft paper

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada. Inter-segment sales consist of pulp transfers at cost.

Effective January 1, 2006, the Company reclassified its kraft paper activities from its specialty papers business segment to its pulp segment to reflect the integrated nature of its pulp and kraft paper operations. Segment information for prior periods has been reclassified to reflect these changes.

3.	Property, Plant and Equipment

In March 2006, the Company undertook an operational review of its Port Alberni No. 3 paper machine and ancillary assets. Based on this review, the Company decided to permanently close this paper machine. In accordance with Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets,” the Company determined that the carrying value of these assets was not recoverable and, accordingly, recorded an impairment loss to write down these assets to their estimated fair value. In March 2006, the Company recorded an impairment loss of $17.6 million in its newsprint segment related to this paper machine. The impairment loss is included in amortization expense in the previous quarter. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.

4.	Future Income Taxes

Income tax recovery for the three and six months ended June 30, 2006, includes a release of future income taxes of $22.9 million related to the reduction in future federal corporate income taxes. Since the federal corporate income tax rate change has been enacted as defined in the Emerging Issues Committee Abstract Number 111, “Determination of Substantially Enacted Tax Rates Under CICA 3465”, the Company has recorded the impact of the rate change in the second quarter of 2006.

5.	Long-term Debt

The Company’s long-term debt, all of which matures beyond one year, is as as follows:

	June 30,	December 31,
Recourse	2006	2005
Senior notes, 8.625% due June 2011 (US$400.0 million)	$448.8	$469.4
Senior notes, 7.375% due March 2014 (US$250.0 million)	278.8	291.5
	727.6	760.9
Revolving operating facility of up to $350.0 million due July 2009 with interest based
on Canadian Prime/BA rates or U.S. Base/LIBOR rates	–	6.5
	727.6	767.4
Non-recourse
First mortgage bonds, 6.387% due July 2009	75.0	75.0
Subordinated promissory notes	19.5	19.5
	94.5	94.5
	$822.1	$861.9

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of Canadian dollars, except where otherwise noted)

5.	Long-term Debt ... continued

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”). The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

During the three months ended June 30, 2006, the maturity of the revolving operating facility (the “Facility”) was extended by one year to July 2009. Substantially all of the assets of the Company are pledged as security under the $350.0 million Facility. Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at June 30, 2006. At June 30, 2006, the Facility was undrawn, and after outstanding letters of credit of $22.7 million, $312.4 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As at June 30, 2006, no such debt has been incurred.

At June 30, 2006, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 2.7:1 at June 30, 2006. In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments basket under the 8.625% senior notes was negative $68 million as at June 30, 2006, as a result of accumulated losses in recent years. Under the 8.625% senior notes, the Company cannot pay dividends unless the balance in this basket is positive.

6.	Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans. The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. For the three and six months ended June 30, 2006, the Company incurred a total post-retirement benefit cost of $14.0 million and $28.7 million, respectively (three and six months ended June 30, 2005, $12.3 million and $25.5 million, respectively).

7.	Financial Instruments

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

(a) Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased Options		Sold Options		Forward Contracts
		Average Rate		Average Rate		Average Rate
Term	US$Millions	C$ / US$	US$Millions	C$ / US$	US$Millions	C$ / US$
As at June 30, 2006
0 to 12 months $	473	1.1402	$152	1.2293	$77	1.1236
13 to 24 months	38	1.0998	28	1.0893	–	–
	$511	1.1372	$180	1.2076	$77	1.1236
As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	50	1.1447	–	–	–	–
	$500	1.1881	$232	1.2899	$60	1.1705

Foreign exchange translation gains and losses on the above instruments designated as hedges of future sales are recognized concurrently with the hedged revenue in “Sales”. At June 30, 2006, instruments having a notional principal of US$378 million are designated as hedging instruments and instruments of US$210 million are marked to market, primarily where the associated revenue has been recognized. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $21.6 million. $13.6 million is included in “Prepaids and other” of which $5.9 million has been recognized in “Sales”, with the remaining $8.0 million not yet recorded in the financial statements.

At June 30, 2006, no price hedging instruments were outstanding in respect of products sold.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of Canadian dollars, except where otherwise noted)

7.	Financial Instruments … continued

	(b)	Cost risk management instruments

Oil and gas contracts outstanding were as follows:

	Oil Contracts		Gas Contracts
	Barrels	Average		Average
	(“bbls”)	Rate	MMBTU	Rate
Term	(000’s)	US$/bbl	(millions)	US$/MMBTU
As at June 30, 2006
0 to 12 months	50	$31.55	1.3	$6.81
13 to 36 months	–	–	–	–
	50	$31.55	1.3	$6.81
As at December 31, 2005
0 to 12 months	20	$23.30	0.2	$6.67
13 to 36 months	30	31.55	–	–
	50	$28.25	0.2	$6.67

The above instruments are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value. At period-end contract rates, the net amount the Company would receive to settle these commodity contracts is $1.4 million, all of which is included in “Prepaids and other” and has been recognized in “Cost of sales”.

(c)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts to acquire U.S. dollars totalling US$43 million over a five-year period at rates averaging C$/US$1.4667. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $14.3 million.

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$100 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six month LIBOR plus 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense. At period-end swap rates, the net amount the Company would pay to settle these contracts is $2.6 million.

8.	Comparative figures

Certain comparative figures disclosed in the interim consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.